Sproule

Ref.: 3219.70552

November 9, 2009

Alberta Securities Commission
British Columbia Securities Commission
TSX Venture Exchange

Re: TAG Oil Ltd. – Engineer's Consent

Dear Sirs:

We have read the Information Circular of Trans-Orient Petroleum Ltd. (the "Company") dated October 30, 2009 relating to the proposed plan of arrangement between the Company and TAG Oil Ltd. We consent to the incorporation by reference in the above-mentioned Information Circular of our technical report titled "Evaluation of the P&NG Reserves of TAG Oil Ltd. in the Cheal Area of New Zealand (As of March 31, 2009)", dated April 20, 2009.

Sincerely,

SPROULE INTERNATIONAL LIMITED

Douglas J. Carsted, P.Geol.
Vice-President, Geoscience

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